UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 21 October 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



HARMONY GOLD MINING COMPANY LIMITED
Randfontein Office Park
Cnr Main Reef Road and Ward
Avenue, Randfontein 1759

PO Box 2, Randfontein, 1760
Johannesburg South Africa

T +27 11 411 2000
F +27 11 692 3879
W www.harmony.co.za

NYSE trading symbol HMY
JSE trading symbol HAR

24 October 2011

HARMONY PUBLISHES ITS ANNUAL REPORTS AND NOTICE OF ANNUAL GENERAL MEETING

Johannesburg, Monday, 24 October 2011: Harmony Gold Mining Company Limited ("Harmony" and or the "company") is pleased to announce that it has today published its Integrated Annual Report, filed the Form 20F with the United States' Securities and Exchange Commission and published the Sustainable Development Report, all for the financial year ended 30 June 2011. The abridged Integrated Annual Report, together with the notice of the Annual General Meeting was posted to shareholders today.

The 2011 Integrated Annual Report incorporates an account of broader social, environmental and economic performance throughout the report. The Sustainable Development Report for 2011, which provides a more detailed account of the environmental, social and governance aspects of Harmony's business, is available online. The Sustainable Development Report 2011 has been compiled in accordance with the G3 guidelines of the Global Reporting Initiative (GRI) and in alignment with the principles of integrated reporting as recommended by the King Report on Governance for South Africa and the King Code of Governance Principles (collectively King III). This report on sustainable development may be found at www.harmony.co.za/sd/reports/2011.

The annual financial statements forming part of the Integrated Annual Report contain no material modifications to the results for the year ended 30 June 2011 which were published on 15 August 2011.

PricewaterhouseCoopers Inc audited the annual financial statements and their unqualified report is available for inspection at the registered office of the company.

The Annual General Meeting of the company will be held at the Johannesburg Country Club, 1 Napier Road, Auckland Park, Johannesburg, South Africa, on Wednesday, 30 November 2011, at 11:00 (SA time) to transact the business as stated in the notice of the Annual General Meeting.

The reports for 2011, as well as additional detailed information on Harmony, including its regulatory filings, press releases, stock exchange announcements and quarterly reports, are available on the company's website at www.harmony.co.za.

Directors: PT Motsepe* (Chairman), GP Briggs (Chief Executive), HO Meyer (Financial Director), HE Mashego (Executive Director), F Abbott*
              JA Chissano*#, FFT De Buck*, KV Dicks*, Dr DS Lushaba*,   CE Markus*, MJ Motloba*, M Msimang*, D Noko*, CML Savage*, J Wetton* AJ Wilkens*
              *Non-Executive; **Mozambican
Secretary: iThemba Governance and Statutory Solutions (Pty) Ltd

Registration Number: 1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 21, 2011

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director